FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 14 December 2004 – 23 December 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

TCNZA and Commonwealth Bank sign new three-year data services agreement

21 December 2004

MEDIA RELEASE

TCNZA and Commonwealth Bank sign new three-year data services agreement

TCNZA and the Commonwealth Bank of Australia have signed a new three-year data services agreement that will also see TCNZA migrate the whole of the Bank to a next generation IP network.

Rhoda Holmes, TCNZA General Manager Commonwealth Bank, says the MPLS (Multiprotocol Label Switching) network will support the Bank’s more than 1100 branches and administration sites across the whole of Australia.

“The enhanced network will also provide a platform for the applications and customer programmes that are integral to the Bank’s CommSee project.

“CommSee – part of the Bank’s Which New Bank initiative – is a huge programme of work that will enable the Bank to have a single view of customer data.

“In addition, the MPLS network will put the Bank in a good position to take advantage of emerging technology.”

Under the new agreement, TCNZA will design, install and operate the MPLS network. TCNZA will also be responsible for the new network’s ongoing management and development.

Mrs Holmes said TCNZA was delighted to have signed this agreement with the Bank.

“Work has already started on what we expect will be a swift and smooth rollout of the new network over the coming year.”

For more information, please contact:

Andrew Bristol

Telecom NZ Group

(+61) 2 9377 7953

(+61) 4 240 05054

andrew.bristol@aapt.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	23 December 2004